                                                                       EXHIBIT 8


                         [COOPERS & LYBRAND LETTERHEAD]


                                                                   June 18, 1998


Mr. Flake Oakley
Chief Financial Officer
Colonial BancGroup, Inc.
P.O. Box 1109
Montgomery, AL  36101

Dear Mr. Oakley:

For valid business reasons, FirstBank (Acquired Bank), CBG Acquisition Corp. (CBG Corp), and The Colonial BancGroup, Inc. (BancGroup) have entered into an Agreement and Plan of Merger (Agreement) on May 5, 1998. Pursuant to your request, our letter addresses the income tax consequences of the proposed transaction as outlined below. We will address whether the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (I.R.C.). We will also address additional income tax consequences to Acquired Bank, BancGroup, and shareholders.

BACKGROUND

Acquired Bank operates as a Texas state bank with its principal office in Dallas, Texas. BancGroup, a Delaware corporation, is a bank holding company with a wholly-owned subsidiary CBG Corp, a Texas business corporation.

CERTAIN TERMS OF THE MERGER

At the effective date of the merger, Acquired Bank will merge with and into CBG Corp, with Acquired Bank as the surviving corporation. Pursuant to the terms of the transaction, each share of common stock of Acquired Bank outstanding and held by Acquired Bank's shareholders other than shares held by shareholders who perfect their dissenter's rights, will be converted by operation of law and without any action on the part of the parties or the holders thereof into shares of BancGroup common stock at the rate of $123.53 divided by the market value as determined by the agreement..

No fractional shares of BancGroup common stock will be issued. Instead, each holder of shares of Acquired Bank stock having a fractional interest arising upon the conversion of such shares into shares of BancGroup common stock shall, at the time of surrender of the certificates previously representing Acquired Bank stock, be paid by BancGroup an amount in cash. Any shareholder of Acquired Bank who does not vote in favor of the Agreement and who complies with certain procedures relating to the rights of dissenting shareholders will be entitled to receive payment for the fair value of his or her Acquired Bank stock.

Mr. Flake Oakley
June 18, 1998
Page 2


REPRESENTATIONS OF PARTIES

- BancGroup and Acquired Bank intend that the merger will qualify for federal income tax purposes as a "reorganization" within the meaning of I.R.C. Section 368(a) of the Code.

- The fair market value of the BancGroup stock received by each shareholder of Acquired Bank pursuant to the terms of the Agreement will be approximately equal to the fair market value of Acquired Bank stock surrendered in the exchange. The terms of the Agreement are the result of arm's-length negotiations between unrelated parties.

-        No stock of CBG Corp will be issued in the transaction.

- There is no plan or intention by the shareholders of Acquired Bank to sell, exchange, or otherwise dispose of a number of shares of BancGroup stock received in the transaction that will reduce the Acquired Bank shareholders' ownership of BancGroup stock to a number of shares having a value, as of the date of the transaction, of less than fifty percent of the value of all of the formerly outstanding stock of Acquired Bank as of the same date. For purposes of this representation, shares of Acquired Bank stock exchanged for cash, and surrendered by dissenters, or exchanged for cash in lieu of fractional shares of BancGroup stock will be treated as outstanding Acquired Bank stock on the date of the transaction. Shares of Acquired Bank stock and shares of BancGroup stock held by Acquired Bank shareholders and otherwise sold, redeemed or disposed of prior or subsequent to the transaction will be considered in making this representation.

- BancGroup has no plan or intention to sell or otherwise dispose of Acquired Bank stock or any assets acquired by it, other than dispositions made in the ordinary course of business. BancGroup has no plan to liquidate Acquired Bank following the transaction or to merge Acquired Bank into another corporation.

- Following the merger, BancGroup will continue the historic business of Acquired Bank or use a significant portion of Acquired Bank's historic business assets in a business.

- Acquired Bank, BancGroup and Acquired Bank shareholders will pay their respective expenses, if any, incurred in connection with the transaction.

- No part of the consideration received by the Acquired Bank shareholders will be received by them in their capacity as debtor, creditor, employee, or any way other than as shareholder.

- The fair market value of the assets of CBG Corp transferred to Acquired Bank will equal or exceed the sum of the liabilities assumed by BancGroup plus the amount of liabilities, if any, to which the assets transferred are subject.

Mr. Flake Oakley
June 18, 1998
Page 3


- The total adjusted basis of the assets of CBG Corp transferred to Acquired Bank will equal or exceed the sum of the liabilities assumed by Acquired Bank plus the amount of liabilities, if any, to which the assets transferred are subject.

- After the proposed merger, Acquired Bank will hold assets representing at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets owned by both it and CBG Corp immediately prior to the proposed merger. Amounts used by Acquired Bank to pay reorganization expenses and all redemption and distributions except for normal regular dividends made by Acquired Bank will be included as assets of Acquired or CBG Corp respectively, immediately prior to the transaction.

- The compensation to be paid by BancGroup to the officers and employees of Acquired Bank under any stock option, consulting, employment or noncompete agreement will be at a rate equal to the fair market value of the services actually performed and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services. In addition none of the compensation to be received by the shareholder-employees of Acquired Bank will be part of the consideration for their target stock.

- An amount of voting common stock of Acquired Bank which constitutes control of Acquired Bank within the meaning of Section 368(c) of the Code was acquired in the transaction solely for voting stock. Section 368(c) defines control as the ownership of stock possessing at leat 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation.

- At the time of the merger, Acquired Bank will not have outstanding any warrants, options, convertible securities, or any other right pursuant to which any person could acquire stock in Acquired Bank.

TAX CONSEQUENCES TO ACQUIRED BANK, CBG CORP, AND  BANCGROUP

The merger of CBG Corp with and into Acquired Bank will constitute a merger within the meaning of I.R.C. Sections 368(a)(1)(A) and 368(a)(2)(E), provided that the merger qualifies as a statutory merger pursuant to state law. Acquired Bank, CBG Corp, and BancGroup will each be "a party to the reorganization" within the meaning of I.R.C. Section 368(b) of the Code. Based upon I.R.C. Sections 357(a) and 361(a), CBG Corp will recognize no gain or loss when it transfers its assets to Acquired Bank in a constructive exchange solely for BancGroup's stock and the assumption by Acquired Bank of CBG Corp's liabilities.

Pursuant to I.R.C. Section 1032 of the Code, no gain or loss will be recognized by BancGroup or Acquired Bank upon the acquisition by Acquired Bank of the assets of CBG Corp in exchange for BancGroup common stock and the assumption of CBG Corp's liabilities. Acquired Bank's basis in the assets acquired in the transaction will be equal to the basis of the assets in the hands of

Mr. Flake Oakley
June 18, 1998
Page 4


CBG Corp immediately before the transaction per I.R.C. Section 362(b). I.R.C.
Section 1223(2) provides that Acquired Bank's holding period for each CBG Corp asset received in the merger will include the period during which the asset was held by CBG Corp immediately before the transaction. The basis of Acquired Bank stock in the hands of Colonial BancGroup will be BancGroups's basis in CBG Corp stock adjusted as if BancGroup had acquired the Acquired Bank assets (and any liabilities assumed or to which the Acquired Bank assets were subject) directly from Acquired Bank in a transaction in which BancGroups's basis in the Acquired Bank assets was determined under section 362(b), and BancGroup then had transferred the Acquired Bank assets (and liabilities) to CBG Corp in a transaction in which BancGroup's basis in the CBG Corp stock was adjusted under section 358.

Pursuant to I.R.C. Section 381(a), Acquired Bank will succeed to and take into account the items of CBG Corp described in I.R.C. Section 381(c), subject to the conditions and limitations of I.R.C. Sections 381, 382, 383, 384, and 1502 and the regulations thereunder. Acquired Bank will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of CBG Corp as provided by I.R.C. Section 382(c)(2) of the Code and Section 1.381(c)(2)-1 of the Regulations. BancGroup will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of Acquired Bank as provided by I.R.C. Section 382(c)(2) of the Code and Section 1.381(c)(2)-1 of the Regulations.


TAX CONSEQUENCES TO ACQUIRED BANK SHAREHOLDERS

I.R.C. Section 354 states that a shareholder who receives solely BancGroup common stock in exchange for Acquired Bank common stock will recognize no gain or loss on the exchange, except with respect to cash received in lieu of a fractional interest in BancGroup common stock. I.R.C. Section 358 of the Code provides that the shareholder's tax basis in the BancGroup common stock received in the exchange will be the same as the basis of the Acquired Bank common stock surrendered, decreased by the amount of cash (if any) received by the shareholder and increased by the amount of gain (if any) recognized in the exchange. I.R.C. Section 1223 of the Code provides that such shareholder will include the period during which Acquired Bank stock was held in his holding period for the BancGroup common stock received in the exchange.

The payment of cash in lieu of fractional shares of BancGroup common stock will be treated as if the fractional shares were issued as part of the exchange and then redeemed by BancGroup. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in I.R.C. Section 302(a) of the Code. Generally, any gain or loss recognized upon such exchange will be capital gain or loss, provided the fractional share constitutes a capital asset in the hands of the exchanging shareholder. The shareholders will recognize capital gain or loss equal to the difference between the cash received and the basis of the fractional share interest that would have been issued.

Mr. Flake Oakley
June 18, 1998
Page 5


Holders of shares of Acquired Bank Common Stock who receive cash upon the exercise of any appraisal rights will incur a taxable transaction for federal income tax purposes. Such a shareholder will recognize gain or loss measured by the difference between the tax basis for his or her shares and the amount of cash received pursuant to I.R.C. Section 1012 of the Code (unless the receipt of cash is treated as a dividend, as described below).

In certain circumstances, the receipt of solely cash by an Acquired Bank shareholder could be treated as a dividend (to the extent of the shareholder's ratable share of applicable earnings and profits) if the shareholder constructively owns shares of Acquired Bank Common Stock that are exchanged for BancGroup Common Stock in the Merger. Generally, a shareholder constructively owns stock that is owned by members of the shareholder's family, and by certain controlled or related partnerships, estates, trusts and corporations, pursuant to the constructive ownership rules of I.R.C. Section 318 of the Code, as well as any shares that the shareholder has an option to acquire.

The receipt of solely cash by an Acquired Bank shareholder in exchange for his stock will not be treated as a dividend if such exchange or receipt results in a meaningful reduction or a substantially disproportionate reduction in the shareholder's ownership interest or results in a complete termination of the shareholder's interest, taking into account, in each case, the constructive ownership rules described above. A complete termination of a shareholder's interest will occur if, after the receipt of cash in exchange for stock, the shareholder owns no shares of stock in BancGroup. Thus, a shareholder who receives solely cash for all of the stock actually owned by him will generally qualify for capital gain treatment under the complete termination test if none of the shares constructively owned by him are exchanged in the merger for BancGroup Common Stock and the shareholder does not otherwise own, actually or constructively, any shares of BancGroup Common Stock after the merger.

Where the complete termination of interest test is not satisfied with respect to a particular shareholder (because, for example, Acquired Bank shares owned by a related party are exchanged for BancGroup Common Stock in the merger), that shareholder will nonetheless generally be entitled to capital gain treatment if the receipt of cash in exchange for his shares results in a "substantially disproportionate" reduction or a "meaningful" reduction in his ownership interest. I.R.C. Section 302 of the Code provides that a shareholder's reduction in ownership interest should normally be "substantially disproportionate," and capital gain treatment should normally result, if (1) the shareholder owns less than 50% of the total combined voting power of all classes of stock immediately after the merger, and (2) the shareholder's proportionate stock interest in BancGroup immediately after the merger is 20% or more below what his proportionate interest in BancGroup would have been if he had received solely BancGroup Common Stock in the merger.

The compensation to be paid by BancGroup to the employee/shareholders of Acquired Bank under any employment agreement will be taxable as ordinary income to the

Mr. Flake Oakley
June 18, 1998
Page 6


employee/shareholders. No opinion is rendered regarding the application of
Section 280G of the Internal Revenue Code.

Acquired Bank shareholders who constructively own stock in Acquired Bank should consult a tax advisor regarding the characterization of cash payments received in the reorganization in exchange for Acquired Bank stock as either capital gain income or dividend income.

SUMMARY

The merger of CBG Corp and Acquired Bank will qualify as a tax-free reorganization within the meaning of I.R.C. Sections 368(a)(1)(A) and 368(a)(2)(E), provided that the merger qualifies as a statutory merger pursuant to state law. Acquired Bank's basis in CBG Corp's assets will be the same as CBG Corp's basis in its assets before the merger. Acquired Bank shareholders will retain a substituted basis in the shares of BancGroup stock received in the merger decreased by the amount of cash received and increased by the amount of gain recognized in the transaction. The only taxable consequences will be to those shareholders who receive cash in lieu of fractional shares, those shareholders who receive solely cash in the exchange upon perfecting their dissenter's rights, and those shareholders who receive compensation for services as employees. Shareholders receiving cash must examine their actual and constructive ownership of Acquired Bank and BancGroup stock for purposes of determining the tax consequences of the cash payments.

If you have any questions or comments, please call Thomas Lee or Mark Borden at
(205) 252-8400.

Very truly yours,


/s/ Coopers & Lybrand L.L.P.


Coopers & Lybrand L.L.P.